UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

June 12, 2007

Item 3.	News Release

The News Release dated June 12, 2007 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through Marketwire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported the results from updated audited resources estimation for its Dolores gold and silver project in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of June, 2007.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

Minefinders Receives New Audit of Dolores Project Resources

– Measured and Indicated Gold and Silver Grow by More than 20%

June 12, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company” or “Minefinders”) (TSX: MFL / AMEX: MFN) is pleased to report the results from an updated audited resources estimation for its Dolores gold and silver project in Chihuahua, Mexico.

The new resources estimation was prepared by the Company and audited by Chlumsky, Armbrust, and Meyer (“CAM”) of Denver, Colorado. It is the first audited estimation of resources at Dolores since a November 2004 report, upon which the current Dolores Feasibility Study (announced February 27, 2006) and mine economics were based.

The new report shows an increase of 23.1% in contained gold and 21.3% in contained silver at a 0.4 grams per tonne (“gpt”) gold equivalent (“Aueq”)* cutoff in the “measured and indicated” category, when compared to the previous audited resources (as reported by the Company on December 6, 2004). An additional “inferred” resource of 30.35 million tonnes, containing 661,000 ounces of gold and 27.5 million ounces of silver, is delineated in the new model.

Table 1: Dolores Project – Audited Measured and Indicated Resources Estimates - April 2007

Cutoff Grade* (gpt)	Tonnes	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Aueq Grade** (gpt)	Aueq** (ounces)
3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

* cutoff based on gpt Aueq at a 75:1 silver to gold ratio, having regard to metallurgical recoveries

** based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries

Minefinders President, Mark Bailey, stated: “We have consistently increased the size and quality of the gold and silver resources at our Dolores project - and continue to do so, with two rigs now drilling on site. The CAM audit again confirms the quality and integrity of the hard work of our employees and consultants.

“The updated resources model will be incorporated into the Dolores open-pit mine plan. The substantial increase in measured and indicated resources, and in metal prices, since our bankable feasibility study, implies a significant improvement in project economics, which we will quantify with new mine planning and reserves definition.

“The new model also supports a decision to move forward aggressively with pre-feasibility studies toward an underground mine plan and the addition of a mill process facility that will significantly increase recoveries from high-grade zones within the open pit and future underground mining operations.”

The new report shows increases in estimated measured and indicated resources of 589,000 ounces of gold and 26,131,000 ounces of silver, at the 0.4 gpt Aueq cutoff, compared with the audited resource used in the Feasibility Study, as set out below:

Table 2: Dolores Project – Audited Resources Estimates and % Increases at 0.4 gpt Aueq* cutoff – April 2007

Resource	2007 Audited Resource			2004 Audited Resource
At cutoff grade 0.4 gpt Aueq*	Tonnes	Gold (ounces)	Silver (ounces)	Tonnes	Gold (ounces)	Silver (ounces)
Measured & Indicated (% Increase)	106,292,000 (+24.7%)	3,137,000 (+23.1%)	148,743,000 (21.3%)	85,272,000	2,548,000	122,612,000
Inferred (% Increase)	30,350,000 (+36.6%)	661,000 (+4.8%)	27,517,000 (+22.1%)	22,223,000	631,000	22,533,000

* cutoff based on gpt Aueq at a 75:1 silver to gold ratio, having regard to metallurgical recoveries

Complete tables of all resource categories and cutoff grades are attached to this news release.

The new NI 43-101 compliant resource estimation model includes results from drilling through to the end of 2006 and incorporates updated geologically constrained grade envelopes. It will be the basis for updated reserve definition and open-pit mine planning and for the development of an underground mine plan and reserves. The report will shortly be filed on SEDAR and made available on the Company’s website.

Impact of Updated Resource Estimation

The updated block model expands resources in two critical areas that are likely to have an impact on the final open pit mine design:

- Additional high-grade resources were intersected to the north of the lower breccia pipe area (a zone of persistent high-grade mineralization that hosts a substantial portion of the deposit’s high-grade reserves). This is expected to drive the extension of the open pit design in this area, with an attendant increase in overall reserves; and

- Resources at the southern boundary of the open pit mine plan have been converted from the “inferred” into the “measured and indicated” categories. Previous work had concluded that this reclassification should allow for expansion of the open pit plan to the south to incorporate this mineralization, thereby increasing the total amount of metal mined, improving access to the southern portion of the pit, and improving haul road efficiency.

Reserves Update

The updated resource model will be incorporated into the open-pit mine plan so as to permit the definition of new mine reserves. The substantial increase in measured and indicated resources and current metal prices imply a significant improvement in project economics since the previous economic analysis in the Feasibility Study, based on the 2004 resource model. The previous analysis was based on metal prices of $475/oz gold and $7.50/oz silver.

Underground Resource Definition

The additional drilling reflected in the new resources model has increased our understanding of the geometry, grade, and tenor of mineralization below the planned open pit mine. The drilling has confirmed sufficient underground high-grade resource to support a pre-feasibility study to develop the underground portion of the Dolores deposit. Based on a positive pre-feasibility study, an exploration/production decline will be constructed to provide access to further define and develop reserves in conjunction with initiating underground mining operations. With an aggressive budget, it is anticipated that these resources could be brought into production within a three to four year period.

Methodology – Resources Estimation

Resources estimates were based upon interpolated block grades, constrained by 3D wireframe models constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (“ID5”). CAM re-estimated the block grades as a check of the resource estimation methods used. In CAM’s opinion: “The Dolores block model provides a reasonable estimate of mineral resources at Dolores.”

Resource blocks are classed as “measured”, “indicated”, or “inferred”, in accordance with the confidence level of the estimate. Resource classification was determined using the anisotropic distance to the nearest composite. Blocks within approximately 17.5 meters of the nearest composite were assigned to the “measured” category. “Indicated” blocks are between 17.5 meters and 35 meters from a composite; while “inferred” blocks are between 35 meters and 90 meters from the nearest composite. Composites were capped to 30 g/t gold and 1,000 g/t silver, prior to grade estimation. For additional reference, please see the Company’s December 6, 2004 news release.

For the purpose of geological modeling and the application of a cut-off grade, gold and silver grades were rendered into a gold equivalent grade calculated at a silver to gold ratio of 75:1, based on prices of US$5.00 per ounce of silver and US$300 per ounce of gold and metallurgical recoveries.

Methodology – Fieldwork

The resource estimation is based on 412 diamond drill core holes (124,921 meters) and 226 reverse circulation holes (“RC”) (43,067 meters) for a total of 167,998 meters. Drilling was completed between October 1996 and December 2006. RC drill samples were taken every 1.52 meters (5 feet). Diamond drill core sample length was variable, based on lithology and mineralization, but was typically 2 meters in length. The core was split with one-half retained for reference.

Quality Control and Assurance

All analyses are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Robert Sandefur P.E., of Chlumsky, Armbrust, and Meyer, is the “qualified person” responsible for the contents of the CAM NI 43-101 report to be filed on SEDAR.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a successful precious metals exploration company. It is currently constructing the 18,000 tonnes per day Dolores open pit gold and silver mine in Chihuahua, Mexico.

The Company continues exploration to expand the gold and silver resources on the Dolores property for future development. In addition, it has commenced follow-up programs of exploration drilling on its Planchas de Plata and Real Viejo projects in Sonora, Mexico and initial drilling on its Gutsy gold prospect in the Carlin Trend of Nevada.

The Company continues to evaluate other opportunities in the Americas and has recently added to its already significant holdings of mineral concessions in Mexico.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and the nature and timing of mine construction and mining operations at, the Company’s Dolores Project and the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Table 3: Dolores Project - Audited Resources Estimates - April 2007

Measured Resources

Cutoff Grade* (gpt)	Tonnes (000s)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Aueq Grade** (gpt)	Aueq** (ounces)
3.0	5,899	3.978	754,000	162.7	30,849,000	6.689	1,269,000
2.0	11,034	2.820	1,000,000	119.7	42,460,000	4.815	1,708,000
1.0	24,686	1.723	1,367,000	77.9	61,862,000	3.022	2,398,000
0.6	38,786	1.257	1,568,000	58.5	72,904,000	2.231	2,783,000
0.5	45,568	1.116	1,635,000	52.4	76,814,000	1.990	2,915,000
0.4	54,092	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
0.3	62,435	0.876	1,758,000	41.8	83,832,000	1.572	3,155,000

Indicated Resources

Cutoff Grade* (gpt)	Tonnes (000s)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Aueq Grade** (gpt)	Aueq** (ounces)
3.0	4,672	3.674	552,000	145.9	21,921,000	6.106	917,000
2.0	9,191	2.602	769,000	108.6	32,079,000	4.411	1,304,000
1.0	20,392	1.629	1,068,000	73.9	48,443,000	2.860	1,875,000
0.6	34,650	1.140	1,270,000	53.1	59,191,000	2.025	2,256,000
0.5	42,727	0.984	1,352,000	46.4	63,717,000	1.757	2,414,000
0.4	52,200	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
0.3	60,947	0.761	1,491,000	36.2	70,994,000	1.365	2,674,000

Measured Plus Indicated Resources

Cutoff Grade* (gpt)	Tonnes (000s)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Aueq Grade** (gpt)	Aueq** (ounces)
3.0	10,571	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.6	73,436	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

Inferred Resources

Cutoff Grade* (gpt)	Tonnes (000s)	Gold Grade (gpt)	Gold (ounces)	Silver Grade (gpt)	Silver (ounces)	Aueq Grade** (gpt)	Aueq** (ounces)
3.0	1,429	3.668	169,000	110.8	5,093,000	5.515	253,000
2.0	2,961	2.597	247,000	85.4	8,130,000	4.020	383,000
1.0	8,327	1.448	388,000	55.6	14,882,000	2.374	636,000
0.6	19,050	0.895	548,000	36.7	22,509,000	1.507	923,000
0.5	24,227	0.776	605,000	32.2	25,108,000	1.314	1,023,000
0.4	30,350	0.677	661,000	28.2	27,517,000	1.147	1,120,000
0.3	36,296	0.603	704,000	25.2	29,380,000	1.022	1,193,000

* cutoff based on gpt Aueq at a 75:1 silver to gold ratio, having regard to metallurgical recoveries

** based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date June 12, 2007
By: /s/ Paul MacNeill Paul C. MacNeill, Director